UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 23, 2020

CAPSTAR FINANCIAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Tennessee	001-37886	81-1527911
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1201 Demonbreun Street, Suite 700 Nashville, Tennessee		37203
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (615) 732-6400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	CSTR	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

ITEM 8.01.	Other Events.

Press Release and Investor Presentation

On January 23, 2020, CapStar Financial Holdings, Inc., a Tennessee corporation (“CapStar”) issued a press release announcing (i) entry into an Agreement and Plan of Merger with FCB Corporation, a Tennessee corporation (“FCB”) and (ii) entry, along with CapStar’s wholly owned bank subsidiary, CapStar Bank, a Tennessee chartered bank, into a Plan of Bank Merger, with The Bank of Waynesboro, a Tennessee chartered bank (“BOW”). A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

In addition, CapStar provided supplemental information regarding the proposed transactions in connection with presentations to investors. A copy of the investor presentation is attached hereto as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated by reference herein.

*    *    *

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the ability to complete the proposed transactions; the ability to obtain the required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transactions; any statements of expectation or belief; projections related to certain financial metrics or other benefits of the proposed transactions; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek,” “plan,” “will,” “would,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond CapStar’s control. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that CapStar anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in CapStar’s Annual Report on Form 10-K for the year ended December 31, 2018 and those disclosed in CapStar’s other periodic reports filed with the SEC, as well as the possibility that expected benefits of the proposed transactions may not materialize in the time frame expected or at all, or may be more costly to achieve; the proposed transactions may not be timely completed, if at all; that prior to the completion of the proposed transactions or thereafter, CapStar’s, FCB’s and BOW’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transactions; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees or other constituents to the proposed transactions; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 will be, considered representative, no such lists should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. For any forward-looking statements made in this communication or in any documents, CapStar claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements speak only as of the date they are made. CapStar does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Important Additional Information and Where to Find It

In connection with the proposed transactions, CapStar will file with the SEC a registration statement on Form S-4 to register the shares of CapStar Common Stock to be issued in connection with the proposed transactions. The registration statement will include a proxy statements/prospectus, which will be sent to the shareholders of FCB and BOW seeking their approval of the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENTS/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPSTAR, FCB, BOW AND THE PROPOSED TRANSACTIONS.

When filed, this document and other documents relating to the proposed transactions filed by CapStar with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing CapStar’s website at https://ir.capstarbank.com/ under the tab “Financials & Filings.” Alternatively, these documents, when available, can be obtained free of charge from CapStar upon written request to CapStar Financial Holdings, Inc., 1201 Demonbreun Street, Suite 700, Nashville, Tennessee 37203, Attention: Investor Relations or by calling (615) 732-6455.

ITEM 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

99.1	Press Release of CapStar Financial Holdings, Inc.

99.2	Investor Presentation regarding the announced merger agreement between CapStar Financial Holdings, Inc. and FCB Corporation and the announced merger agreement among CapStar Financial Holdings, Inc., CapStar Bank and The Bank of Waynesboro

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPSTAR FINANCIAL HOLDINGS, INC.

	By:	/s/ Robert B. Anderson
	Name:	Robert B. Anderson
Date: January 23, 2020	Title:	Chief Financial Officer and Chief Administrative Officer